UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

CONTINENTAL ENERGY CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

210909107

(CUSIP Number)

Macquarie Bank Limited No. 1 Martin Place Sydney NSW 2000 Australia Telephone No. 61 2 8232 3333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to: James Jordan Macquarie Bank Limited 125 W. 55th Street, 22nd Floor New York, NY 10019 Telephone No. 212-231-1820 Facsimile No. 212-231 1598

August 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box    ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, New South Wales, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000 (Deemed beneficially owned due to reporting person’s ownership of Macquarie Bank Limited)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS: Macquarie Bank Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, New South Wales, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%
14	TYPE OF REPORTING PERSON CO, BK

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”), of Continental Energy Corp. (the “Issuer”), a British Columbia, Canadian corporation having its principal executive offices at: 1413 S. Howard Avenue, Suite 220, Tampa, Florida, 33606.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed by Macquarie Bank Limited (“MBL”), an Australian corporation. MBL is a global provider of banking, financial, advisory, investment and funds management services. MBL has its principal office at 1 Martin Place, Sydney, NSW 2000, Australia.

Macquarie B.H. Pty Limited is the sole voting member of MBL. Macquarie B.H. Pty Limited is directly and wholly-owned by MGL, which is listed on the Australian Securities Exchange (ASX). MGL is a leading provider of banking, financial, advisory, investment and funds management services. MGL has its principal office at Level 7, 1 Martin Place, Sydney, NSW 2000, Australia. MGL’s ownership of MBL is through Macquarie B.H. Pty Ltd, its wholly owned subsidiary which has no other business activities other than the ownership of MBL. As a result, the information provided is only for MGL and MBL.

The directors and executive officers of MGL and MBL are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

During the last five years, none of MGL, MBL or any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 24, 2007, Macquarie Bank Limited (“MBL”) entered into an agreement (the “Agreement”) with the Issuer to acquire 5,000,000 units on August 29 2007, each unit consisting of 1 fully-paid and non-assessable common share (or 5,000,000 “shares”), and two non-transferable share purchase warrants, each warrant entitling the holder to purchase 1 additional common share (or 10,000,000 “warrant shares”). The purchase price for the units was US$0.65 per Common Share; the strike price for the warrants was US$0.90 per share. The warrants expire 3 years after the unit was issued, or August 29, 2010. MBL was also issued a further 250,000 shares as a placement fee for the issue of the units. The previously granted 10,000,000 warrants expired at the end of August 2010.

MBL received notice on January 25th 2011, that by action of the board of directors of the Issuer, the terms of 10,000,000 common share purchase warrants originally issued to Macquarie Bank Limited in August 2007 in consideration of a private placement were amended as follows: the expiry date of the 10,000,000 common share purchase warrants has been extended until 29 August 2012 and the exercise price has been reduced from US$ 0.90 per common share to US$ 0.20 per common share.

The 10,000,000 common share purchase warrants noted above expired on 29 August 2012.

Item 4.	Purpose of Transaction.

MBL intends to hold the Common Shares solely for investment purposes.

MBL currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of this Schedule 13D filing. However, MBL reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, MBL reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which MBL and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer.

(a), (b) See the information set forth on the cover page hereof.

(c)	MBL has not effected any transaction in the Common Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 above, MBL does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Notice of Amendment from Continental Energy dated 31 December 2010 and received January 25, 2011 incorporated by reference to previous filing dated February 7, 2011.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2012

Macquarie Group Limited

/s/ Heidi Mortensen
Name:	Heidi Mortensen
Title:	Attorney-in-Fact

/s/ Clara Kwan
Name:	Clara Kwan
Title:	Associate Director

Macquarie Bank Limited

/s/ Heidi Mortensen
Name:	Heidi Mortensen
Title:	Attorney-in-Fact

/s/ Clara Kwan
Name:	Clara Kwan
Title:	Associate Director

Schedule I

Macquarie Group Limited

The name and present principal occupation of each of the directors (Board Members) and officers (Executive Committee Members) of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
Board of Directors
Diane Grady	Non-Executive Voting Director
Nicholas W. Moore	Executive Voting Director

Michael J. Hawker	Non-Executive Voting Director
Peter M. Kirby	Non-Executive Voting Director
Catherine B. Livingstone	Non-Executive Voting Director
H. Kevin McCann	Non-Executive Voting Director
John R. Niland	Non-Executive Voting Director
Helen M. Nugent	Non-Executive Voting Director
Peter H. Warne	Non-Executive Voting Director
Executive Committee Members
Nicholas Moore (Chairman)	Managing Director and Chief Executive Officer of MGL
Greg Ward	Deputy Managing Director
Andrew Downe	Head of Fixed Income, Currencies and Commodities
Peter Maher	Head of Banking and Financial Services Group	New Zealand
Stephen Allen	Head of Risk Management Group
Garry Farrell	Head of Corporate Asset and Finance Group
Stevan Vrcelj	Head of Macquarie Securities Group
Shemara Wikramanayake	Head of Macquarie Funds Group
Tim Bishop	Head of Macquarie Capital Group
Michael McLaughlin	US Country Head	United States

Macquarie Bank Limited

The name and present principal occupation of each of the directors (Board Members) and officers (Executive Committee Members) of Macquarie Bank Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
Board of Directors
Diane Grady	Non-Executive Voting Director
Nicholas W. Moore	Executive Voting Director

Michael J. Hawker	Non-Executive Voting Director
Peter M. Kirby	Non-Executive Voting Director
Catherine B. Livingstone	Non-Executive Voting Director
H. Kevin McCann	Non-Executive Voting Director
John R. Niland	Non-Executive Voting Director
Helen M. Nugent	Non-Executive Voting Director
Peter H. Warne	Non-Executive Voting Director
Greg Ward	Executive Voting Director

Executive Committee Members
Greg Ward (Chairman)	Deputy Managing Director MBL Managing Director and Chief Executive Officer
Nicholas Moore	Managing Director and Chief Executive Officer of MGL
Andrew Downe	Head of Fixed Income, Currencies and Commodities
Peter Maher	Head of Banking and Financial Services Group	New Zealand
Stephen Allen	Head of Risk Management Group
Garry Farrell	Head of Corporate Asset and Finance Group
Stevan Vrcelj	Head of Macquarie Securities Group
Shemara Wikramanayake	Head of Macquarie Funds Group
Michael McLaughlin	US Country Head	United States